

Mail Stop 4631

November 29, 2016

Via E-mail
Ms. Nancy T. Magnuson
Principal Financial Officer
Servotronics, Inc.
1110 Maple Street
Elma, NY 14059

       RE: **Servotronics, Inc.**
              Form 10-K for the Year Ended December 31, 2015
              Filed March 21, 2016
              Form 10-Q for the Quarter Ended September 30, 2016
              Filed November 14, 2016
              File No. 1-7109

Dear Ms. Magnuson:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2016

Exhibit 32 - Certifications

1.   We note that you have included qualifying language within paragraph 1 of the Section 906 certifications included in your Forms 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016. Specifically, you state "Other than the completion of a review of the interim financial statements contained within this report by an independent accountant using professional review standards and procedures, the quarterly report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Act of 1934." In future filings, please ensure that you do not include such

qualifying language in your certifications and instead state, if true, that the report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Act of 1934.

2.   Please confirm to us that your Forms 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 were reviewed by an independent accountant prior to filing. We remind you that interim financial statements included in quarterly reports on Form 10-Q must be reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards. Refer to Rule 8-03 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or SiSi Cheng, Staff Accountant, at (202) 551-5004 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction